                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CALIFORNIA PRO SPORTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  130551 10 4
                                 (CUSIP Number)


         Wayne William Mills                     William M. Mower, Esq.
       The Colonnade, Suite 290           Maslon Edelman Borman & Brand, PLLP
        5500 Wayzata Boulevard                    3300 Norwest Center
   Golden Valley, Minnesota   55416           Minneapolis, Minnesota 55402
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  JUNE 6, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No. 130551 10 4                                        Page 2  of 5 Pages
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1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
   WAYNE WILLIAM MILLS
   Tax I.D. NO.  ###-##-####
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2  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                       (b) [ ]
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3  SEC Use Only
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4  Source of Funds*
   PF
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5  Check Box If Disclosure of Legal Proceedings is required pursuant to Items
   2(d) or 2(e)                                                            [ ]
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6  Citizenship or Place of Organization
   USA
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                                Sole Voting Power
         Number of         7    175,000
           Shares          ----------------------------------------------------
     beneficially owned    8    Shared Voting Power
          by each               0
         reporting         ----------------------------------------------------
        person with        9    Sole Dispositive Power
                                175,000
                           ----------------------------------------------------
                           10   Shared Dispositive Power
                                0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person
   175,000
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12 Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*  [ ]
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13 Percent of Class Represented by Amount in Row (11)
   4.1%
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14 Type of Reporting Person*
   IN
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                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include Both Sides of the Cover Page, Responses To Items 1-7
    (Including Exhibits) of the Schedule, and the Signature Attestation

     This Amendment No.1 ("Amendment No. 1") dated January 21, 1997 to the Statement on Schedule 13D dated May 1, 1996 (as amended, the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock") of California Pro Sports, Inc., a Delaware corporation (the "Issuer"), and is being filed by Wayne William Mills pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price for purchases made by the Reporting Person after his original Schedule 13D filing was $191,963. All such purchases were paid for with personal funds. All of the transactions identified in response to
Item 5(c) occurred on the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Filing Person beneficially owns 175,000 shares of the outstanding Common Stock of the Issuer, representing approximately 4.1% of the Common Stock outstanding (based upon 4,219,511 shares outstanding on November 30, 1996, the date of the Issuer's most recent filing with the Securities and Exchange Commission).

     (b) The Reporting Person has sole dispositive and voting power of these shares.










               (The remainder of this page has been left blank.)

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     (c) Listed below are all transactions in the Issuer's Common Stock effected by the Reporting Person after his original Schedule 13D filing:


                              Nature of   Number of  Price per
                 Trade Date  Transaction   Shares      Share
                 ---------------------------------------------
                  5/20/96       Sell         15,000    $3.75
                  5/24/96       Sell         10,000     3.75
                  5/31/96       Buy          10,500     3.625
                  6/04/96       Sell          5,000     3.48
                  6/06/96       Sell          5,000     3.375
                  6/24/96       Sell         15,000     3.25
                  6/24/96       Buy          15,000     3.26
                  8/02/96       Sell         20,000     2.745
                  8/09/96       Sell          8,000     2.49
                  8/13/96       Sell         10,000     2.49
                  8/23/96       Sell         12,000     2.54
                  8/23/96       Sell          5,000     2.42
                  8/23/96       Sell          2,500     2.5938
                  8/26/96       Sell          3,000     2.22
                  8/29/96       Sell          3,500     2.20
                  9/05/96       Sell          2,000     2.30
                  9/13/96       Sell         20,000     2.25
                  9/13/96       Sell          1,500     2.25
                  9/26/96       Sell          8,000     2.00
                  9/26/96       Sell         20,000     2.00
                  10/04/96      Sell         10,000     2.25
                  1/16/97       Buy          25,000     1.40
                  1/17/97       Buy          50,000     1.40

     (d) Not applicable.

     (e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock on August 9, 1996.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     No exhibits are filed with this amendment.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 21, 1996




                          By   /s/ Wayne William Mills
                               -----------------------
                               Wayne William Mills


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